(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 22, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Fixed-Income Trust (the trust):
Fidelity Lifecycle Investment Grade Bond Fund (the fund)
File Nos. 002-41839 and 811-02105
Post-Effective Amendment No. 114

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 114 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and May 17, 2007, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Lifecycle Investment Grade Bond Fund. This filing serves to register Fidelity Lifecycle Investment Grade Bond Fund as a new series of the trust. The fund may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of October 5, 2008. We request your comments by September 2, 2008.

Please contact me at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group